April 17, 2008

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Owings:

Set forth below are the Company’s responses to the comments contained in your letter of April 10, 2008 addressed to Mr. Eugene A. Castagna, Chief Financial Officer and Treasurer.  Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended March 3, 2007, filed May 2, 2007, Forms 10-Q for the fiscal quarters ended June 2, 2007, September 1, 2007 and December 1, 2007 filed July 11, 2007, October 9, 2007 and January 10, 2008, respectively, and the Definitive Proxy Statement on Schedule 14A.

Your comment is set forth first in boldfaced type, followed by the Company’s response. The Company has included proposed disclosures, where appropriate.

Form 10-K for Fiscal Year Ended March 3, 2007

Financial Statements, page 25

Notes to Financial Statements, page 28

Note 1. Summary of Significant Accounting Policies and Related Matters, page 28

J. Inventory Valuation, page 30

1.              As requested in comment nine in our letter dated February 20, 2008, please tell us how you group merchandise inventories in your retail inventory method calculations.

In our retail inventory method calculations, there is one group of merchandise inventories, which is consistent with the way the information is captured in our accounting systems for the majority of our stock ledger components.

Note 12. Stock-Based Compensation, page 40

Incentive Compensation Plans, page 42

2.              We have reviewed your response to comment 14 in our letter dated February 20, 2008.  Please consider discussing in Management’s Discussion and Analysis under Critical Accounting Policies the basis for your decision to determine expected volatility by relying exclusively on the implied volatility of your basic call options.  As part of these disclosures, consider summarizing your evaluation of the following factors: 1) the volume of market activity of the traded options; 2) the ability to synchronize the variables used to derive implied volatility; 3) the similarity of the exercise prices of the traded options to the exercise price of the employee share options; and 4) the similarity of the length of the term of the traded and employee share options.

Beginning with its Fiscal 2007 Form 10-K (required to be filed on April 30, 2008), the Company will revise its Stock-Based Compensation disclosure under its Critical Accounting Policies in Management’s Discussion and Analysis as follows:

Critical Accounting Policies

Stock-Based Compensation: Under SFAS No. 123R, the Company uses a Black-Scholes option-pricing model to determine the fair value of its stock options.  The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected risk free interest rate and the expected volatility. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company.  As a result, if other assumptions had been used, total stock-based compensation cost, as determined in accordance with SFAS No. 123R could have been materially impacted.  Furthermore, if the Company uses different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

The Company determines its assumptions for the Black-Scholes option-pricing model in accordance with SFAS No.123R and/or SAB No. 107.

•                  The expected life of stock options is estimated based on historical experience.

•                  The expected risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.

•                  The expected volatility is based solely on the implied volatility of the Company’s call options.  The Company’s call options used to determine implied volatility are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date. The Company believes the resulting implied volatility used to determine the fair value of its stock options represents what marketplace participants would likely use in determining an exchange price for an option.

The Company is required to record stock-based compensation expense net of estimated forfeitures.  The Company’s forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data.  The actual forfeiture rate could differ from these estimates.

Definitive Proxy on Schedule 14A

Elements of Compensation/Equity Compensation, page 16

3.              We note your response to comment two in our letter dated February 20, 2008 regarding benchmarking.  Please confirm that in future filings, to the extent you engage in benchmarking your performance against industry peers and the general industry, you will identify the components of each group.  See Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, if the Company engages in benchmarking its performance against industry peers and the general industry, the Company will identify in its disclosures the components of each group.

The Company will comply with these comments in all future filings, as applicable, as described in its responses above.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)